

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

March 1, 2010

Mr. Stephen King
Chief Executive Officer
Standard Gold
f/k/a Princeton Acquisitions, Inc.
900 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402-8773

> **Re: Princeton Acquisitions, Inc.**
> **Form 10-K**
> **Filed September 17, 2009**
> **File No. 000-14319**

Dear Mr. King:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director